MAIL STOP 3561

September 15, 2008

Mr. Donald Sampson
President and Principal Executive Officer
Globetech Environmental, Inc.
#700-300 South Fourth Street
Las Vegas, NV 89101

> **Re:** **Globetech Environmental, Inc.**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed July 21, 2008**
> **File No. 000-27737**

Dear Mr. Sampson:

We issued comments to you on the above captioned filings on August 28, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 30, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 30, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services